Exhibit 21

LIST OF SUBSIDIARIES OF CULP, INC.

Name of Subsidiary	Jurisdiction of Incorporation
Culp Fabrics (Shanghai) Co., Ltd.	People’s Republic of China
Culp Fabrics Global, LLC	United States (North Carolina)
Culp Fabrics Vietnam Company Ltd.	Vietnam
Culp International Holdings Ltd.	Cayman Islands
Culp Home Fashions – Haiti, Ltd. (f/k/a CLASS International Holdings Ltd.)	Cayman Islands
Culp Upholstery Fabrics – Haiti, Ltd.	Cayman Islands
Rayonese Textile Inc.	Canada
Read Window Products, LLC	United States (North Carolina)